1 Telix media release March 9, 2026. ClinicalTrials.gov ID: NCT06520345.
2 Telix ASX disclosure March 16, 2026.
3 Brand name subject to final regulatory approval.
4 Telix ASX disclosure February 18, 2026.
5 Branded as Illuccix in commercial jurisdictions outside of China.
6 Telix ASX disclosure January 20, 2026.
7 Primarily sales of Illuccix and Gozellix in our Precision Medicine business.
8 Telix Manufacturing Solutions (TMS) third-party revenue predominantly driven by RLS Radiopharmacies (RLS), excludes Illuccix and Gozellix sales and TMS inter-segment revenue. Q1 2025 includes RLS revenue contribution since acquisition close on January 28, 2025.
9 Prostate-specific membrane antigen.

ASX ANNOUNCEMENT

Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia
Q1 2026: Strong Revenue Growth and Therapeutics Pipeline
Advancement
Melbourne (Australia) and Indianapolis, IN (U.S.) – April 7, 2026. Telix Pharmaceuticals Limited
(ASX: TLX, NASDAQ: TLX, “Telix”) provides a market update on its commercial and operational performance for the quarter ended March 31, 2026 (Q1 2026).
Q1 2026 Highlights
•Q1 2026 unaudited Group revenue of US$230 million, up 11% quarter-over-quarter.
•FY 2026 revenue guidance of US$950 million to US$970 million is reaffirmed.
•Precision Medicine Q1 2026 unaudited revenue of US$186 million, up 16% quarter-over-
quarter. Strong revenue growth in both Illuccix® and Gozellix® segments.
•ProstACT® Global Phase 3 study of TLX591-Tx prostate cancer therapy candidate: Part 1 lead-in met safety and dosimetry objectives, with no new safety signals observed1.
•TLX101-Px (brain cancer imaging candidate): New Drug Application (NDA) resubmitted to the
United States (U.S.) Food and Drug Administration (FDA)2 for Pixclara®3. Marketing
Authorization Application (MAA) filed in Europe4 for Pixlumi®3.
•TLX591-Px5: NDA accepted in China by the National Medical Products Administration (NMPA)6.
Q1 2026 Revenue (Unaudited)

Revenue (US$M)	Q1 2026	Q1 2025	Variation	Q4 2025	Variation
Group revenue	230	186	24%	208	11%
Precision Medicine revenue[7]	186	151	23%	161	16%
TMS third-party revenue[8]	44	34	29%	44	—%
Executive Commentary
Dr. Christian Behrenbruch, Managing Director and Group CEO, stated, “Growth accelerated across our Precision Medicine business in the first quarter, with U.S. dose volumes increasing 5% quarter-
over-quarter. This performance reflects the growing uptake of Gozellix alongside Illuccix, contributing to market share gains underpinned by disciplined sales execution and pricing, and high-quality service delivery despite extreme North American weather conditions, an advantage of the pharmacy distribution model. With our two‑product PSMA9 imaging strategy, differentiated clinical positioning and expanding commercial presence globally, we are seeing a solid foundation for continued growth through 2026. Importantly, we are delivering on our strategic priorities to advance our high-value clinical programs, demonstrated by the momentum in our therapeutics pipeline this quarter."
10 Metastatic castration-resistant prostate cancer.
11 Androgen receptor pathway inhibitor.
12 ClinicalTrials.gov ID: NCT07197580.
13 Clear cell renal cell carcinoma.
14 ClinicalTrials.gov ID: NCT07100730.
15 ClinicalTrials.gov ID: NCT07197645.
16 ANZCTR.org.au ID: ACTRN12625000971437.
17 Imaging of prostate-specific membrane antigen with positron emission tomography/computed tomography.
18 Telix media release January 20, 2026.

Therapeutics Business Unit
Telix continues to progress its industry-leading Therapeutics pipeline, which spans multiple product candidates and disease areas. Q1 2026 highlights include:
•TLX591-Tx (lutetium (177Lu) rosopatamab tetraxetan): Part 1 of ProstACT Global, the Phase
3 trial of its lead prostate cancer therapy candidate, achieved its study objectives, demonstrating an acceptable safety and tolerability profile with no new safety signals observed1. No adverse drug-drug interactions were observed in TLX591-Tx combinations, demonstrating the feasibility of integrating TLX591-Tx with current standard of care therapies for mCRPC10, including ARPIs11 (enzalutamide or abiraterone) and docetaxel. Telix has commenced engagement with the FDA to present data from Part 1 and ascertain eligibility for
U.S. patients to participate in Part 2 (randomized treatment expansion). Part 2 is open for enrollment in Australia, New Zealand and Canada, with site activation underway in preparation to open enrollment in China, Singapore, South Korea, Türkiye, the United Kingdom and Japan, where regulatory approvals have already been granted.
•TLX250-Tx (lutetium (177Lu) girentuximab tetraxetan): Telix has opened its first clinical site and is recruiting patients for Part 1 of LUTEON12, a pivotal trial of TLX250-Tx as a monotherapy in advanced ccRCC13. Trial recruitment will initially focus ex-U.S.
•TLX101-Tx (131I-iodofalan): Telix has enrolled the first patient in IPAX-BrIGHT, an international, multi-center pivotal trial of TLX101-Tx in patients with recurrent glioblastoma14. The trial is now open for enrollment in Australia, Austria and the Netherlands and has received regulatory approval to commence in Belgium.
•TLX090-Tx (153Sm-DOTMP): Telix continues to dose patients in SOLACE15, a Phase 1 study of a drug candidate for treating pain in patients with osteoblastic bone metastases from prostate and breast cancers. The study was expanded this quarter to include additional U.S. sites to accelerate recruitment.
•TLX597-Tx (177Lu-DOTA-HYNIC-panPSMA): TLX597-Tx is a "next generation" PSMA-
targeting prostate cancer therapy candidate being developed to facilitate patient access in select geographies, where routine clinical availability to approved therapies is limited or not available. Early clinical data suggests a favorable asset biodistribution with limited uptake in healthy organs of concern (e.g., salivary glands, kidneys) relative to available 177Lu-PSMA therapies. Interim data from OPTIMAL-PSMA16, an investigator-led, randomized, dose intensification study of TLX597-Tx in mCRPC, will be presented at the International Prostate
Cancer Symposium in April 2026.
Precision Medicine Business Unit
PSMA imaging portfolio:
•Telix continues to expand its commercial footprint with Illuccix now launched in 21 countries globally, which includes 16 countries in Europe. This growing international presence enhances access to PSMA-PET/CT imaging17 while establishing a scalable commercial and operational platform to support future product launches, including follow-on therapeutic products.
•Telix's broad proposed label for TLX591-Px (Illuccix) is under review by the NMPA Centre for
Drug Evaluation as part of the NDA submission18.
19 Telix ASX disclosure April 2, 2026. Appointment subject to grant of Australian Director Identification number.
20 Refer to Telix ASX disclosures February 20, 2026.
21 Telix ASX disclosure December 20, 2021.
22 Telix ASX disclosure March 21, 2025.

TLX101-Px, (Floretyrosine F 18 or 18F-FET):
•Telix has resubmitted its NDA in the U.S. with the additional clinical data and analysis as agreed with the FDA.
•Telix has submitted a MAA in Europe covering commercially significant markets, seeking to expand patient access to advanced brain imaging.
Zircaix®3 (TLX250-Px, 89Zr-DFO-girentuximab):
•Based on two successful Type A meetings with the FDA, Telix believes it has aligned on key outstanding issues for the Biologics License Application (BLA) resubmission, including demonstration of drug product comparability between clinical trial material and scale-up commercial production. The Company is now completing the agreed deliverables and documentation required, targeting a H1 submission.
Corporate Updates
Telix has announced the appointment of David Gill as Non-Executive Director (NED), effective May
11, 2026, as part of its Board renewal process19. Mr. Gill is expected to be appointed as Chair in due course, succeeding Dr. Mark Nelson who will remain on the Board as NED. The Board believes Mr. Gill's appointment will enhance the Board’s capability, with extensive experience in
U.S. public company governance, financial oversight and senior leadership across commercial and clinical-stage biopharmaceutical companies.
FY 2026 guidance
•Telix reaffirms FY 2026 revenue guidance of US$950 million to US$970 million20.
•Guidance reflects revenue from product sales in jurisdictions with a marketing authorization, and a full year of revenue contribution from RLS.
•Telix reaffirms research and development (R&D) expenditure guidance of US$200 million to
US$240 million, subject to achieving ongoing global commercial milestones.
About Telix Pharmaceuticals Limited
Telix is a global biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium
and Switzerland), and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Illuccix (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the
FDA21, and in multiple markets globally. Gozellix (kit for the preparation of gallium-68 (68Ga)
gozetotide injection) has been approved by the FDA22. No other Telix product mentioned in this announcement has received a marketing authorization in any jurisdiction.
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global) Ms. Kyahn Williamson SVP Investor Relations and Corporate Communications kyahn.williamson@telixpharma.com	Telix Investor Relations (U.S.) Ms. Annie Kasparian Director Investor Relations and Corporate Communications annie.kasparian@telixpharma.com	Telix Investor Relations (Australia) Ms. Charlene Jaw Associate Director Investor Relations charlene.jaw@telixpharma.com
This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on
behalf of the Board.
Guidance Disclaimer
The stated revenue guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below.
Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation, regulation, or policy that affects product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix’s ability to protect its patents and other intellectual property. See the Legal Notices section below for additional information, risks and assumptions.
Legal Notices
Cautionary Statement Regarding Forward-Looking Statements.
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the
Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the
United States. The information and opinions contained in this announcement are subject to change without notification.
To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”,
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words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-
looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and TLX250-
Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved;
Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates;
estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix
Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.
©2026 Telix Pharmaceuticals Limited. All rights reserved.